311661

04012611

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83- 2 FISCAL YEAR:

(03/94)

04 JAN 22 AM 7:21

Asian Development Bank

83-2

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
30 September 2003
(Unaudited)

CONTENTS

30 September 2003

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements nor in this Management's Discussion and Analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from operations.

2.1. Basis of financial reporting

Statutory reporting: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments under FAS 138. These two standards are collectively termed "FAS 133." As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported them in the balance sheet with changes in the fair value recognized in current net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2002. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Under FAS 133, two options exist in accounting for derivative instruments: hedge or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in current income, while others have to be reflected in other comprehensive income. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income.

As the application of FAS 133 qualifying hedge criteria would not make the economic risks inherent in ADB's financial assets and liabilities fully evident, ADB has chosen to adopt the non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of the net income.

Supplemental reporting: ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recognized at their fair values, while others are still at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

To supplement the statutory report, ADB also prepares financial statements under current value basis and pre-FAS 133 basis in this Management's Discussion and Analysis. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, the pre-FAS 133 basis presents the financial information that is comparable to that in the prior years for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	30 September 2003	30 September 2002	31 December 2002
Statutory Reported Basis			
Net Income	270	764	979
Average Earning Assets	39,007	38,217	38,244
Annual Return on Average Earning Assets	0.92%	2.67%	2.56%
Return on Loans	4.65%	6.10%	5.93%
Return on Investments	3.76%	4.53%	4.26%
Cost of Borrowings	4.73%	3.67%	4.10%
Reserve-to-Loan Ratio	33.76%	32.54%	32.04%
Interest Coverage Ratio	1.36	1.86	1.85
Pre-FAS 133 Basis			
Net Income	467	596	754
Average Earning Assets	39,001	38,216	38,244
Annual Return on Average Earning Assets	1.60%	2.08%	1.97%
Return on Loans	4.65%	6.10%	5.93%
Return on Investments	3.21%	4.53%	4.26%
Cost of Borrowings	3.75%	4.40%	4.32%
Reserve-to-Loan Ratio	33.05%	31.51%	30.83%
Interest Coverage Ratio	1.62	1.67	1.65
Current Value Basis			
Net Income	578	1,361	1,183
Average Earning Assets	41,939	40,568	40,680
Annual Return on Average Earning Assets	1.75%	3.85%	2.91%
Return on Loans	5.50%	10.84%	10.53%
Return on Investments	4.93%	8.32%	9.80%
Cost of Borrowings	4.84%	7.84%	9.85%
Reserve-to-Loan Ratio	31.08%	30.57%	28.99%
Interest Coverage Ratio	1.73	2.32	2.02

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 September 2003. Current value reflects the exit price for financial instruments with liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of the FAS 133 effect removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment. Table 4 provides a further breakdown of the current value adjustments affecting the current value net income for the period.

Table 2: Condensed Current Value Balance Sheets at 30 September 2003 and 31 December 2002
In thousands of U.S. dollars except ratio

	30 September 2003					31 December 2002
	Reported Basis	Reversal of FAS 133 Effects[1]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 864,563	$ -	$ 864,563	$ -	$ 864,563	$ 503,954
Investments and accrued income	9,382,972	-	9,382,972	-	9,382,972	7,973,645
Securities transferred under securities lending arrangement	1,598,149	-	1,598,149	-	1,598,149	1,129,208
Loans outstanding and accrued interest	28,110,361	(1,013)	28,109,348	2,383,059	30,492,407	32,011,270
Less: Allowance for loan losses and unamortized front end fee	(102,269)	-	(102,269)	-	(102,269)	(89,167)
Equity investment	226,137	-	226,137	-	226,137	211,267
Receivable from members	295,188	-	295,188	(126,494)	168,694	181,492
Receivable from swaps						
Investments	1,089,214	(10,333)	1,078,881	10,333	1,089,214	511,937
Borrowings	9,917,576	(360,081)	9,557,495	360,081	9,917,576	9,231,868
Other assets	629,006	-	629,006	-	629,006	473,566
TOTAL	$52,010,897	$(371,427)	$51,639,470	$2,626,979	$54,266,449	$52,139,040
Borrowings and accrued interest	$26,305,737	$ (3,825)	$26,301,912	$2,158,566	$28,460,478	$28,645,177
Payable for swaps						
Investments	1,181,535	35,969	1,217,504	(35,969)	1,181,535	548,218
Borrowings	9,419,126	(200,435)	9,218,691	200,435	9,419,126	9,027,166
Payable under securities lending arrangement	1,606,447	-	1,606,447	-	1,606,447	1,188,395
Accounts payable and other liabilities	917,951	-	917,951	-	917,951	485,188
Total Liabilities	39,430,796	(168,291)	39,262,505	2,323,032	41,585,537	39,894,144
Paid-in capital	3,435,455	-	3,435,455	-	3,435,455	3,246,837
Net notional MOV Receivable/Payable	(500,024)	-	(500,024)	-	(500,024)	(488,456)
Ordinary reserve	8,904,323	-	8,904,323	(37,045)	8,867,278	8,004,037
Special reserve	185,340	-	185,340	-	185,340	183,764
Surplus	116,645	-	116,645	-	116,645	116,645
Cumulative revaluation adjustment account	372,257	(372,257)	-	-	-	-
Net income[2] – 30 September 2003	268,802	196,541	465,343	110,875	576,218	-
Net income[2] – 31 December 2002	-	-	-	-	-	1,182,069
Accumulated other comprehensive income	(202,697)	(27,420)	(230,117)	230,117	-	-
Total Equity	12,580,101	(203,136)	12,376,965	303,947	12,680,912	12,244,896
TOTAL	$52,010,897	$(371,427)	$51,639,470	$2,626,979	$54,266,449	$52,139,040

[1] Translated using exchange rates at transaction date.
[2] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements
In thousands of U.S. dollars

	30 September 2003			30 September 2002
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$1,047,708	$ -	$1,047,708	$ 1,326,685
From investments	237,765	-	237,765	250,600
From other sources-net	36,897	-	36,897	17,749
Total Income	1,322,370	-	1,322,370	1,595,034
EXPENSES				
Interest and other financial expenses	752,299	-	752,299	884,386
Administrative expenses	93,521	-	93,521	74,359
Technical assistance to member countries	(319)	-	(319)	37,545
Provision for possible losses	9,950	(9,950)	-	-
Total Expenses	855,451	(9,950)	845,501	996,290
OPERATING INCOME – Before FAS 133 Adjustment	466,919	9,950	476,869	598,744
FAS 133 adjustment	(196,541)	196,541	-	-
Current value adjustments	-	110,875	110,875	765,158
Provision for losses charged	-	(9,950)	(9,950)	(2,681)
Net Income	270,378	307,416	577,794	1,361,221
Appropriation of guarantee fees to Special Reserve	1,576	-	1,576	584
NET INCOME AFTER APPROPRIATION	$268,802	$307,416	$576,218	$1,360,637

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 September 2003					Income Statement Effect Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Asset	Less Prior Year Effects	30 September 2003	30 September 2002
Total Current Value Adjustments on Balance Sheet	$2,383,059	$46,302	$(1,998,920)	$(126,494)	$(254,805)	$ 49,142	$574,376
Unrealized (Losses) Gains on Investments						(109,372)[1]	75,175
Accumulated Translation Adjustments						171,105[2]	115,607
Total Current Value Adjustments						$110,875	$765,158

[1]Unrealized losses on the investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals, have been moved from Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

Loan portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning. ADB has never suffered a loss on its public sector loans, except losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $2.4 billion or equivalent to 8.5% of ADB's gross loan balance – from the statutory reported basis of $28.1 billion to the current value basis of $30.5 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would be able to originate such loans at current rates.

Investments and related swaps: Under both the reported and current value basis, the investments and the related swaps held by ADB are carried and reported at fair values. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models.

Equity investments: Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivable from members: Receivables from members consist of unrestricted and may be restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps: The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated using market-based valuation models.

The increase in the valuation of these liabilities of $2.2 billion – equivalent to 8.3% in the value of the borrowings portfolio after swaps from the statutory reported basis of $25.8 billion to the current value basis of $28.0 billion – represents the difference between the average cost of ADB's borrowing portfolio including related financial derivatives and its current value computed using market-based valuation models.

Current value adjustments: The $110.9 million current value adjustment for the nine months ended 30 September 2003 ($765.2 million - 2002) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2002 to 30 September 2003. The current value adjustment reflects changes in both interest rates and currency exchange rates.

Current value income: For the first three quarters of 2003, net income was $577.8 million under the current value basis compared with $466.9 million pre-FAS 133 income (*see Table 3*). The increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $49.2 million from the valuation of all outstanding financial instruments;

$109.4 million loss on investment holding, and $171.1 million of favorable accumulated translation adjustments for the quarter ended 30 September 2003 (*see Table 4*).

2.3. Financial indicators

The review of income and reserve policy undertaken by the Board of Directors in 1997 continued to emphasize on ADB's decisive income indicators - the interest coverage ratio (ICR) and the reserve to loan ratio (RLR).

Reserve-To-Loan ratio: The RLR measured ADB's risk bearing capacity and it is the ratio of total reserves to the sum of the outstanding OCR loan portfolio, equity investments, and guarantees, less cumulative loan loss provision. The RLR measures the adequacy of ADB's earning base relative to its loan assets. ADB's financial policies require that ADB maintain its RLR at about 25 percent. ADB has maintained a relatively comfortable RLR, which at 30 September 2003 was 33.8% under the statutory basis and 33.1% under the pre-FAS 133 basis.

Interest coverage ratio: The ICR is another measure of ADB's risk bearing capacity and it is the ratio of net income to financial expenses plus a factor of one. It measures the extent to which net income can fall without jeopardizing ADB's ability to service its debt from current income. ADB's current policy is to ensure that the ICR does not fall below the level of 1.31 times. For the first three quarters of this year, ADB's ICR was 1.4 under the statutory basis and 1.6 under the pre-FAS 133 basis.

Return on loans and cost of borrowings: Under the statutory basis, the difference (0.1%) between return on loans (4.6%) and borrowing costs (4.7%) for the period ended 30 September 2003 was caused by the unfavorable fair value change of derivatives during the nine-months ended 30 September 2003 which contributed 0.9% of borrowing costs. The loss in fair value of the derivatives portfolio is primarily attributed to increasing interest rate environment. The remaining 0.8% variance is mainly accounted by the 60 basis points of lending spread for public sector loans (0.6%) and commitment and other loan charges (0.2%).

2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 30 September 2003, ADB's lending headroom available was $18.1 billion ($12.2 billion - 31 December 2002) under the pre-FAS 133 basis. The increase in headroom resulted form the combined effect of increase in capital and reserves and decrease in total loan commitments. The increase in capital and reserve for the period was accounted for by subscription ($0.1 billion) and favorable translation adjustments ($2.8 billion). Total loan commitments decreased because the amount of prepayments ($2.6 billion), cancellations ($0.7 billion), and repayments ($0.9 billion) outweighed the amount of loan approvals ($0.7 billion) and favorable translation adjustments ($0.5 billion) for the period.

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 30 September 2003, ADB's borrowing headroom available was $15.0 billion ($14.5 billion - 31 December 2002).

2.5. Summary of financial performance

For the nine months ended 30 September 2003, operating income before FAS 133 adjustment was $466.9 million, compared with $596.1 million of the first three quarters of 2002 *(see OCR-2)*. The decrease of $129.2 million (representing a 21.7% decrease) is predominantly due to the following:

- A decrease in net loan income after interest and financial expenses of $146.9 million attributed to the combined effect of decrease in average outstanding loans and borrowings. The decrease is attributed to significant loan prepayments ($2.6 billion) and unfavorable fair value changes for swaps ($0.3 billion).

- A decrease in investment income of $12.8 million primarily because net gains on sale of investments have decreased due to change in interest rate environment.

- An increase of $19.2 million and $7.3 million in administrative expenses and provision for losses, respectively. The increase in administrative expenses was principally due to post retirement benefits, staff services and office equipment expenses while provisions for private sector loans and equity investments accounted for the increase in loss provision.

- The above factors causing a decrease of net income totaling to $186.2 million are offset by gains on equity investment disposals of $19.1 million and decrease in technical assistance of $37.9 million.

The $196.5 million FAS 133 unfavorable adjustment for the nine months ended 30 September 2003 (favorable adjustment of $168.1 million - 2002) represented a fall of $194.4 million in the values of the derivatives and $2.1 million amortization of the FAS 133 transition adjustments during the period. The $194.4 million loss in fair value of the derivatives portfolio is primarily attributed to increased interest environment during the third quarter of 2003.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds, which as of 30 September 2003 consisted of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 28 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources: Contributions committed from members amounted to $23.6 billion as of 30 September 2003, of which contributions available for loan commitments were $22.9 billion ($20.8 billion – 31 December 2002). Contributions committed but not available as of 30 September 2003 were $0.7 billion ($1.1 billion – 31 December 2002) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. In addition, the resources of ADF have been augmented by allocation from OCR in the amount of $200 million for the period. The balance of commitment authority for new loans at the end of September 2003 was $384.9 million ($32.7 million – 31 December 2002).

Review of activities: During this period, 13 ADF loans totaling $447.2 million were approved, as compared with 10 loans amounting to $249.2 million in the same period last year. Disbursements for the period of $660.8 million were relatively at the same level to that of the same period in 2002 ($659.9 million).

As of 30 September 2003, 28 public sector loans to Myanmar were in arrears and placed in nonaccrual status.

Investment position: The ADF investment portfolio amounted to $4.2 billion as of 30 September 2003, compared with $3.2 billion as of 31 December 2002. About 31% of the portfolio was invested in bank deposits and 69% in floating and fixed income securities. The financial rate of return on ADF investments during the third quarter of 2003 was 3.8%, compared with 4.7% during the same period in 2002.

The portfolio was denominated in 11 currencies with Euro, Pound sterling, Australian dollar, Canadian dollar, and United States dollar investments comprising 88% of the total.

3.2 Technical Assistance Special Fund

Review of activities: Technical assistance is accounted for on a commitment basis. As of 30 September 2003, total TASF resources amounted to $1,004 million. Of this, $883.2 million had been committed, leaving an uncommitted balance of $120.8 million. During the period, an amount of $80 million was approved by the Board of Governors and allocated from OCR. Also, 120 technical assistance grants totaling $62.2 million became effective while an amount of $8.4 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Investment position: As of 30 September 2003, TASF investment portfolio amounted to $231.2 million compared with $155 million as of 31 December 2002. Revenue from investments increased from $3.5 million in the third quarter of 2002 to $4 million in 2003, due to higher yield in some capital markets.

3.3. Japan Special Fund

Review of activities: The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2003, Japan contributed 2 billion yen ($16.6 million equivalent) as a regular contribution to the JSF. Fifty-three technical assistance grants for the JSF totaling $32 million became effective while an amount of $6.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $152.5 million as of 30 September 2003.

Investment position: The JSF investment portfolio amounted to $256 million as of 30 September 2003, compared with $242.9 million as of 31 December 2002. Investment income decreased by $1.8 million, from $4.5 million in the first three quarters of 2002 to $2.7 million in 2003, due to a decrease in the average investments and unfavorable change in fair value of investments.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities: The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF. The ACCSF was terminated on 23 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $27.3 million as of 30 September 2003 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2003, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $15.7 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 864,563		$ 503,954
INVESTMENTS (Note B)		9,308,237		7,899,533
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,598,149		1,129,208
LOANS OUTSTANDING (Notes D and E) (Including FAS 133 adjustment of $1,013 - 30 September 2003, $1,098 - 31 December 2002, net of allowance for losses of $77,160 - 30 September 2003, $72,477 - 31 December 2002, and unamortized front end fee of $25,109 - 30 September 2003, $16,690 - 31 December 2002).		27,674,691		29,145,236
EQUITY INVESTMENTS (Note F)		226,137		211,267
ACCRUED INCOME		408,136		414,027
RECEIVABLE FROM MEMBERS		295,188		316,547
RECEIVABLE FROM SWAPS (Notes B, E and H)				
Investments (Including FAS 133 adjustment of $10,333 - 30 September 2003, $8,005 - 31 December 2002)	1,089,214		511,937	
Borrowings (Including FAS 133 adjustment of $360,081 - 30 September 2003, $641,150 - 31 December 2002)	9,917,576	11,006,790	9,231,868	9,743,805
OTHER ASSETS				
Property, Furniture, and Equipment		166,494		164,956
Investment related receivables		299,619		160,003
Miscellaneous (Note G)		162,893		148,607
TOTAL		**$ 52,010,897**		**$ 49,837,143**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes E and H) (Including FAS 133 adjustment of $3,825 - 30 September 2003, $9,221 - 31 December 2002)		$ 25,903,897		$ 25,905,301
ACCRUED INTEREST ON BORROWINGS		401,840		330,712
PAYABLE FOR SWAPS (Notes B, E, and H)				
Investments (Including FAS 133 adjustment of $35,969 - 30 September 2003, $17,167 - 31 December 2002)	1,181,535		548,218	
Borrowings (Including FAS 133 adjustment of $200,435 - 30 September 2003, $261,793 - 31 December 2002)	9,419,126	10,600,661	9,027,166	9,575,384
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,606,447		1,188,395
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		689,301		230,402
Undisbursed technical assistance commitments (Note J)		46,120		64,845
Miscellaneous (Note G)		182,530		189,941
Total liabilities		39,430,796		37,484,980
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note I)				
Subscribed (SDR34,990,570,000 - 30 September 2003; SDR34,870,170,000 - 31 December 2002)		50,029,167		47,234,435
Less - "callable" shares subscribed		46,510,425		43,912,259
"Paid-in" shares subscribed		3,518,742		3,322,176
Less - subscription installments not due		15,215		10,848
Subscription installments matured		3,503,527		3,311,328
Less - capital transferred to the Asian Development Fund		68,072		64,491
		3,435,455		3,246,837
Net notional amounts required to maintain value of currency holdings		(500,024)		(488,456)
Ordinary Reserve		8,904,323		8,470,092
Special Reserve		185,340		183,764
Surplus		116,645		116,645
Cumulative revaluation adjustments account		372,257		147,501
Net income after appropriation				
For the calendar year 2002				977,815
For the nine months ended 30 September 2003 (OCR-2)		268,802		-
Accumulated other comprehensive income (OCR-4)		(202,697)		(302,035)
Total Capital and Reserves		12,580,101		12,352,163
TOTAL		**$ 52,010,897**		**$ 49,837,143**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
INCOME (Note J)		
From loans	$ 1,047,708	$ 1,326,685
From investments (Note B)	237,765	250,600
From other sources - net	36,897	17,749
TOTAL INCOME	1,322,370	1,595,034
EXPENSES (Note J)		
Interest and other financial expenses	752,299	884,386
Administrative expenses	93,521	74,359
Technical assistance to member countries	(319)	37,545
Provision for losses (Note D)	9,950	2,681
TOTAL EXPENSES	855,451	998,971
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT	466,919	596,063
FAS 133 ADJUSTMENT (Note E)	(196,541)	168,127
NET INCOME	270,378	764,190
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	1,576	584
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 268,802**	**$ 763,606**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 955,260	$1,132,760
Interest on investments received	215,366	205,423
Interest and other financial expenses paid	(592,905)	(780,533)
Administrative expenses paid	(84,786)	(88,326)
Technical assistance disbursed	(18,601)	(7,224)
Others - net	(5,417)	22,114
Net Cash Provided By Operating Activities	468,917	484,214
CASH FLOWS FROM INVESTING ACTIVITIES		
Net purchases of investment securities	(931,058)	(2,107,982)
Principal collected on loans	3,429,339	2,878,320
Loans disbursed	(1,422,398)	(1,546,338)
Net currency and interest rate swaps	11,151	-
Others	4,164	(8,692)
Net Cash Provided by (Used in) Investing Activities	1,091,198	(784,692)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	3,208,501	5,936,352
Bonds purchased for redemption and borrowings redeemed	(4,465,246)	(5,472,422)
Issuance expenses paid	(18,815)	(4,515)
Payments from members	38,440	51,589
Net currency and interest rate swaps	275,808	(192,623)
Resources transferred to TASF	(80,000)	-
Resources transferred to ADF	(200,000)	-
Net Cash (Used in) Provided by Financing Activities	(1,241,312)	318,381
Effect of Exchange Rate Changes on Due from Banks	41,806	20,211
Net Increase in Due from Banks	360,609	38,114
Due from Banks at Beginning of Period	503,954	68,823
Due from Banks at End of Period	$ 864,563	$ 106,937

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 12,352,163		$ 10,874,223
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 270,378		$ 764,190	
Other comprehensive income for the period	99,338	369,716	208,802	972,992
Subscriptions received		7,041		15,743
Allocation of income to Asian Development Fund		(200,000)		-
Allocation of income to Technical Assistance Special Fund		(80,000)		-
Change in SDR values		181,577		161,219
Change in Ordinary Reserve		(38,828)		(40,614)
Notional MOV		(11,568)		(23,357)
Balance at end of period		$ 12,580,101		$ 11,960,206

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2003	2002	2003	2002	2003	2002	2003	2002
Balance, 1 January	$ (20,331)	$ (54,898)	$ (464,731)	$ (665,472)	$ 183,027	$ 93,325	$ (302,035)	$ (627,045)
Transition adjustment	-	-	-	-	-	-	-	-
Amortization	7,593	31,820	-	-	-	-	7,593	31,820
Other comprehensive income for the period	-	-	201,117	101,807	(109,372)	75,175	91,745	176,982
Balance, 30 September	$ (12,738)	$ (23,078)	$ (263,614)	$ (563,665)	$ 73,655	$ 168,500	$ (202,697)	$ (418,243)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2003 and 2002
(Unaudited)

NOTE A - FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2003, Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities". This Standard did not have a material impact on ADB's financial statements for the period ended 30 September 2003.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS AND SWAPS

All investment securities and negotiable certificate of deposits held as of 30 September 2003 and 31 December 2002 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." All derivative instruments are marked to market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or

loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments by contractual maturity as of 30 September 2003 and 31 December 2002 are as follows:

	30 September	31 December
Due in one year or less	$ 3,483,660,000	$2,772,725,000
Due after one year through five years	3,524,779,000	3,642,931,000
Due after five years through ten years	2,299,798,000	1,483,877,000
Total	$9,308,237,000	$7,899,533,000

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $1,321,986,000.

NOTE C - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS AND GUARANTEES

Loans

As of 30 September 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September	31 December
Indonesia	$ 7,930,022,000	$ 7,799,928,000
China, People's Republic of	5,630,876,000	6,152,455,000
Korea, Republic of	3,901,315,000	3,921,433,000
India	3,071,514,000	4,326,459,000
Philippines	2,598,455,000	2,551,482,000
Pakistan	2,508,454,000	2,352,958,000
Other (individually less than 5% of total loans)	2,136,324,000	2,129,688,000
Total loans	$27,776,960,000	$29,234,403,000
Allowance for loan losses	(77,160,000)	(72,477,000)
Unamortized front-end fee	(25,109,000)	(16,690,000)
Net loans outstanding	$27,674,691,000	$29,145,236,000

Loans outstanding as of 30 September 2003 include loans to the private sector amounting to $348,182,000 ($327,237,000 - 31 December 2002).

Two public sector loans to Myanmar and one to Nauru were in non-accrual status but were considered unimpaired as of 30 September 2003 (two to Myanmar and one to Nauru - 31 December 2002). The principal outstanding of the loans placed in non-accrual status as of 30 September 2003 was $3,255,000 ($3,199,000 - 31 December 2002), of which $1,239,000 ($1,129,000 - 31 December 2002) was overdue. The increase in amount was due to translation adjustments.

Nine private sector loans were in non-accrual status as of 30 September 2003 (thirteen - 31 December 2002). The principal amount outstanding of private sector loans placed in non-accrual status as of 30 September 2003 was $60,735,000 ($83,874,000 - 31 December 2002), of which $57,404,000 ($69,891,000 - 31 December 2002) was overdue. During the period, three Philippine loans were removed from non-accrual status after foreclosure proceedings were commenced by ADB on behalf of the Secured Lenders. One India loan was restored to accrual status following loan restructuring.

No loan loss provisions have been made against loans guaranteed by members, but provisions have been made against private sector loans. *(See Note J.)*

The changes in the allowance for loan losses during the first three quarters of 2003 are as follows:

Balance - 1 January 2003	$72,477,000
Provision during the first three quarters of the year	4,458,000
Translation adjustments	225,000
Balance - 30 September 2003	$77,160,000

The undisbursed balance of approved loans as of 30 September 2003 was $12,216,756,000 ($13,737,943,000 - 31 December 2002). This included an undisbursed balance of approved private sector loans amounting to $303,239,000 ($354,970,000 - 31 December 2002). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $99,674,000 ($85,311,000 - 31 December 2002).

Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the member, on demand, or as ADB may otherwise direct. Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the terms of the guarantee.

The committed and outstanding amount of these guarantee obligations as of 30 September 2003 and 31 December 2002 covered:

	30 September 2003		31 December 2002	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,077,491,000	$1,077,491,000	$1,030,871,000	$1,030,871,000
without counterguarantee	-	-	-	-
	1,077,491,000	1,077,491,000	1,030,871,000	1,030,871,000
Political Risk Guarantees				
with counterguarantee	252,622,000	102,164,000	252,523,000	86,940,000
without counterguarantee	31,200,000	-	-	-
	283,822,000	102,164,000	252,523,000	86,940,000
	$1,361,313,000	$1,179,655,000	$1,283,394,000	$1,117,811,000

None of these amounts were subject to call as of 30 September 2003 (nil - 31 December 2002). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of outstanding guarantees as of 30 September 2003 was $604,377,000 ($553,152,000 - 31 December 2002).

Starting 2003, in accordance with FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness to Others, ADB recognizes, at the inception of a guarantee, a liability for the fair value of obligations of guarantees issued and modified after 31 December 2002. As of 30 September 2003, a liability of $4,252,000 relating to an obligation for a political risk guarantee issued within the period has been included in "Other liabilities" on the balance sheet. The nominal amount of this guarantee was $31,200,000 of which no amount has been drawn as of 30 September 2003.

NOTE E - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133

hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE F - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2002). ADB together with other financiers renewed the revolving credit facility provided to AFIC in October 2002 up to a maximum aggregate principal amount outstanding at any time of $36,000,000 ($36,000,000 - 31 December 2002). Effective 11 June 2003, AFIC voluntarily cancelled $31,000,000 of the facility, decreasing available credit to $5,000,000. ADB's obligation amounts to $2,222,000 ($16,000,000 - 31 December 2002), of which, at 30 September 2003, the outstanding loan was nil ($4,444,000 - 31 December 2002).

NOTE G - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are amounts receivable from and payable to the following related funds as of 30 September 2003 and 31 December 2002:

	30 September	31 December
Amounts Receivable from:		
Asian Development Fund	$36,131,000	$20,474,000
Technical Assistance Special Fund	129,000	60,000
Japan Special Fund	102,000	230,000
Asian Development Bank Institute Special Fund	103,000	72,000
Agency Trust Funds	494,000	111,000
Total	$36,959,000	$20,947,000
Amounts Payable to:		
Staff Retirement Plan	$ 1,932,000	12,150,000

NOTE H - BORROWINGS AND SWAPS

The weighted average cost of borrowings outstanding as of 30 September 2003 after adjustment for currency and interest rate swap activities, was 4.73% (4.10% - 31 December 2002).

NOTE I - CAPITAL STOCK

The authorized capital stock of ADB as of 30 September 2003 consisting of 3,499,171 shares amounted to SDR34,991,710,000. Of the authorized shares, 3,499,057 shares have been subscribed, of which 3,252,955 shares are "callable" and 246,102 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

On 25 September 2003, Luxembourg's membership became effective upon completion of all formalities. Luxembourg has subscribed to 12,040 shares of the capital.

As of 30 September 2003, the value of the SDR in terms of the current United States dollar was $1.42979 ($1.35458 - 31 December 2002) giving a value for each share of ADB's capital equivalent to $14,297.90 ($13,545.80 - 31 December 2002).

NOTE J - INCOME AND EXPENSES

The average yield on the loan portfolio was 4.65% (6.10% - 2002) for the nine-month period ended 30 September 2003.

The annualized rate of return on the monthly average investments held during the nine-month period ended 30 September 2003, excluding unrealized gains and losses on investments, was 3.76% (4.53% - 2002).

If unrealized gains and losses were included, the annualized rate of return would have been 2.63% (5.84% - 2002).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2003 were apportioned between Ordinary Capital Resources and the Asian Development Fund according to the number of loans and equity investments expected to be approved over the year. Of the total administrative expenses net of recovered expenses for the nine-month period ended 30 September 2003 of $200,186,000 ($178,716,000 - 2002), $98,334,000 ($82,905,000 - 2002) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $8,331,000 ($21,452,000 - 2002) related to new loans for the period ended 30 September 2003.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocations to Technical Assistance Special Fund (TASF) to finance technical assistance (TA) operations, no TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $319,000 for the first three quarters of 2003 (charges

of $37,545,000 - 2002) represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

As of 30 September 2003, the net cumulative amount of TA commitments that had been charged to OCR current income in the years 2002 and 2001 amounted to $75,641,000 ($75,960,000 - 31 December 2002) out of which $29,521,000 ($11,115,000 - 31 December 2002) had been disbursed.

For the nine-month period ended 30 September 2003, provision for losses totaled $9,950,000 ($4,458,000 for private sector loans and $5,492,000 for equity investments). During the same period in 2002, provision for losses totaled $2,681,000 ($993,000 for private sector loans and $1,688,000 for equity investments).

FAS 133 adjustment of $196,541,000 ($168,127,000 - 2002) was made up of mark to market losses on derivatives of $194,461,000 (gains of $185,632,000 - 2002) and amortization of the FAS 133 transition adjustments of $2,080,000 ($17,505,000 - 2002).

IAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
September 2003 and 31 December 2002
pressed in Thousands of United States Dollars (Note A)

ASSETS		30 September (Unaudited)		31 December
UE FROM BANKS		$ 4,864		$ 10,205
VESTMENTS (Note B)		4,171,953		3,162,497
ECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		450,174		112,293
DANS OUTSTANDING (Note D)		18,870,344		17,232,780
CCRUED REVENUE		109,888		78,153
UE FROM CONTRIBUTORS		2,406,192		2,465,316
THER ASSETS				
Investment related receivables	$ 210		$ 56,007	
Miscellaneous	2,647	2,857	3,056	59,063
TOTAL		**$ 26,016,272**		**$ 23,120,307**

LIABILITIES AND FUND BALANCES	30 September (Unaudited)	31 December
CCOUNTS PAYABLE AND OTHER LIABILITIES		
Payable for cash collateral received under securities lending arrangement (Note C)	$ 455,848	$ 114,192
Advance payments on contributions	10,877	16,472
Payable to Ordinary Capital Resources	36,131	20,474
Investment related payables	-	55,817
Miscellaneous	494	60,781
Total Liabilities	503,350	267,736
UND BALANCES		
Amounts available for loan commitments		
Contributed Resources	22,938,794	20,790,249
Set-aside Resources	68,072	64,491
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	433,227	232,951
	23,440,093	21,087,691
Accumulated surplus	1,896,271	1,755,189
Accumulated other comprehensive income (ADF-4)	176,558	9,691
Total Fund Balance	25,512,922	22,852,571
TOTAL	**$ 26,016,272**	**$ 23,120,307**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
REVENUE		
From loans	$ 129,672	$ 112,664
From investments (Note B)	109,657	91,911
From other sources - net	101	108
TOTAL REVENUE	239,430	204,683
EXPENSES		
Financial expenses	12	14
Administrative expenses (Note E)	98,336	82,905
TOTAL EXPENSES	98,348	82,919
EXCESS OF REVENUE OVER EXPENSES	$ 141,082	$ 121,764

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 109,422	$ 95,829
Interest on investments received	105,683	75,865
Cash received from other sources	101	108
Administrative expenses paid	(82,679)	(60,432)
Financial expenses paid	(12)	(14)
Net Cash Provided by Operating Activities	132,515	111,356
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(694,603)	(481,325)
Principal collected on loans	221,873	174,900
Loans disbursed	(646,466)	(645,272)
Net Cash Used in Investing Activities	(1,119,196)	(951,697)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	780,279	835,209
Cash received from Ordinary Capital Resources	200,000	-
Net Cash Provided by Financing Activities	980,279	835,209
Effect of Exchange Rate Changes on Due from Banks	1,061	4,175
Net Decrease in Due from Banks	(5,341)	(957)
Due from Banks at Beginning of Period	10,205	6,293
Due from Banks at End of Period	$ 4,864	$ 5,336

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 22,852,571		$ 19,887,498
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 141,082		$ 121,764	
Other comprehensive income for the period	166,867	307,949	131,821	253,585
Change in amount available for loan commitments from Contributed Resources		2,148,545		1,901,449
Transfer from Ordinary Capital Resources		200,000		-
Change in SDR value of Set-Aside Resources		3,581		3,193
Change in value of transfers from TASF		276		238
Balance at end of period		**$ 25,512,922**		**$ 22,045,963**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2003	2002	2003	2002	2003	2002
Balance, 1 January	$ (10,429)	$ (208,980)	$ 20,120	$ 15,127	$ 9,691	$ (193,853)
Other comprehensive income for the period	171,955	121,558	(5,088)	10,263	166,867	131,821
Balance, 30 September	$ 161,526	$ (87,422)	$ 15,032	$ 25,390	$ 176,558	$ (62,032)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated.

Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions and are not intended to be a presentation in accordance with generally accepted accounting principles. These special purpose financial statements have been prepared to comply with Article IV, Section 4.01 of the Regulations of ADF.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 September 2003 and 31 December 2002 are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments by contractual maturity as of 30 September 2003 and 31 December 2002 are as follows:

	30 September	31 December
Due in one year or less	$2,491,589,000	$1,708,610,000
Due after one year through five years	1,680,364,000	1,453,887,000
Total	$4,171,953,000	$3,162,497,000

The annualized rate of return on the monthly average investments held during the nine-month period ended 30 September 2003, excluding unrealized gains and losses on investments, was 3.90% (4.21% - 2002). If unrealized gains and losses were included, the annualized rate of return would have been 3.76% (4.67% - 2002).

NOTE C - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS

As of 30 September 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 September	31 December
Bangladesh	$ 4,786,994,000	$ 4,406,296,000
Pakistan	4,496,389,000	4,201,579,000
Sri Lanka	1,904,006,000	1,704,922,000
Vietnam	1,364,476,000	1,136,645,000
Nepal	1,247,427,000	1,154,890,000
Other (individually less than 5% of total loans	5,071,052,000	4,628,448,000
Total outstanding loans	$18,870,344,000	$17,232,780,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 30 September 2003 was $478,392,000 ($498,137,000 - 31 December 2002) of which $128,026,000 ($80,420,000 - 31 December 2002) was overdue.

No private sector loan was in nonaccrual status as of 30 September 2003 (nil - 31 December 2002).

The undisbursed balance of approved loans as of 30 September 2003 was $6,597,232,000 ($6,531,120,000 - 31 December 2002).

NOTE E - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2003, included a directly identifiable expenses of $2,000 (nil - 2002) and administration charge amounting to $98,334,000 ($82,905,000 - 2002). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) based on the number of loans and equity investments expected to be approved over the year.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 3,073	$ 1,792
INVESTMENTS (Note B)	231,207	154,965
ACCRUED REVENUE	843	1,143
OTHER ASSETS (Note C)	7,035	7,168
TOTAL	**$ 242,158**	**$ 165,068**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note C)	$ 129	$ 130
UNDISBURSED COMMITMENTS (Note D)	121,253	96,600
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	120,776	68,338
TOTAL	**$ 242,158**	**$ 165,068**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 80,070		$ 1,000
REVENUE				
From investments (Note B)		4,001		3,504
From other sources				
Income from conversion of grants into loans	$ 255		$ 2,557	
Others	46	301	105	2,662
Total		84,372		7,166
EXPENSES				
Technical assistance (Note D)		53,812		13,430
Financial expenses		3		2
Total		53,815		13,432
CONTRIBUTION AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES		30,557		(6,266)
EXCHANGE GAIN		21,881		4,675
INCREASE (DECREASE) IN NET ASSETS		52,438		(1,591)
NET ASSETS AT BEGINNING OF PERIOD		68,338		81,271
NET ASSETS AT END OF PERIOD		**$ 120,776**		**$ 79,680**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 80,047	$ 380
Interest on investments received	5,488	4,695
Cash received from other activities	369	2,827
Technical assistance disbursed	(29,030)	(41,154)
Financial expenses paid	(3)	(2)
Net Cash Provided by (Used in) Operating Activities	56,871	(33,254)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (purchases) sales	(56,184)	34,886
Effect of Exchange Rate Changes on Due from Banks	594	2
Net Increase in Due from Banks	1,281	1,634
Due from Banks at Beginning of Period	1,792	1,467
Due from Banks at End of Period	$ 3,073	$ 3,101

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 30 September 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the monthly average investments held during the nine-month period ended 30 September 2003, including unrealized gains and losses on investments, was 3.14% (2.73% - 2002).

NOTE C - OTHER ASSETS AND LIABILITIES

As of 30 September 2003, included in other assets and liabilities are amounts receivable from Agency Trust Funds of $49,000 ($18,000 - 31 December 2002) and an amount payable to Ordinary Capital Resources of $129,000 ($60,000 - 31 December 2002).

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first three quarters of 2003, a net amount of $8,411,000 ($2,781,000 - 2002) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

	30 September (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 400	$ 1,542	$ 1,942	$ 656	$ 711	$ 1,367
INVESTMENTS (Note B)	39,704	255,971	295,675	60,669	242,871	303,540
EQUITY INVESTMENTS (Note C)	-	111	111	-	106	106
OTHER ASSETS (Note D)	786	7,005	7,791	808	11,298	12,106
TOTAL	**$ 40,890**	**$ 264,629**	**$ 305,519**	**$ 62,133**	**$ 254,986**	**$ 317,119**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)						
Payable to Ordinary Capital Resources	$ -	$ 102	$ 102	$ -	$ 230	$ 230
Miscellaneous (Note D)	1,595	25,858	27,453	14,625	187	14,812
	1,595	25,960	27,555	14,625	417	15,042
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	12,013	86,189	98,202	19,479	94,431	113,910
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	152,480	152,480	-	160,138	160,138
Temporarily restricted	24,964	-	24,964	26,211	-	26,211
	24,964	152,480	177,444	26,211	160,138	186,349
Net Accumulated Investment Income						
Temporarily restricted	2,318	-	2,318	1,818	-	1,818
	27,282	152,480	179,762	28,029	160,138	188,167
TOTAL	**$ 40,890**	**$ 264,629**	**$ 305,519**	**$ 62,133**	**$ 254,986**	**$ 317,119**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
REVENUE FROM INVESTMENTS	-	2,657	2,657	-	-	-
REVENUE FROM OTHER SOURCES	-	45	45	5	31	36
NET ASSETS RELEASED FROM RESTRICTIONS	1,275	-	1,275	73,879	2,986	76,865
Total	1,275	19,335	20,610	73,884	25,567	99,451
TRANSFER TO JAPAN FUND FOR POVERTY REDUCTION (Note A)	-	-	-	(90,000)	-	(90,000)
EXPENSES						
Interest payment assistance written back (Note E)	-	-	-	(30,000)	-	(30,000)
Technical assistance (Note E)	1,250	25,901	27,151	13,851	23,197	37,048
Administrative expenses	25	780	805	28	1,057	1,085
Financial expenses	-	6	6	-	-	-
Total	1,275	26,687	27,962	(16,121)	24,254	8,133
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	-	(7,352)	(7,352)	5	1,313	1,318
EXCHANGE LOSSES	-	(306)	(306)	-	(596)	(596)
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS	-	(7,658)	(7,658)	5	717	722
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	528	-	528	1,094	4,526	5,620
NET ASSETS RELEASED FROM RESTRICTIONS	(1,275)	-	(1,275)	(73,879)	(2,986)	(76,865)
EXCHANGE LOSSES	-	-	-	(1,471)	-	(1,471)
TRANSLATION ADJUSTMENTS	-	-	-	1,216	1	1,217
(DECREASE) INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	(747)	-	(747)	(73,040)	1,541	(71,499)
(DECREASE) INCREASE IN NET ASSETS	(747)	(7,658)	(8,405)	(73,035)	2,258	(70,777)
NET ASSETS AT BEGINNING OF PERIOD	28,029	160,138	188,167	99,886	168,243	268,129
NET ASSETS AT END OF PERIOD	**$ 27,282**	**$ 152,480**	**$ 179,762**	**$ 26,851**	**$ 170,501**	**$ 197,352**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
Transfer to Japan Fund for Poverty Reduction	-	-	-	(90,000)	-	(90,000)
Interest on investments received	1,657	9,706	11,363	1,442	4,950	6,392
Technical assistance disbursed	(9,331)	(32,144)	(41,475)	(7,490)	(44,033)	(51,523)
Interest assistance paid	(12,536)	-	(12,536)	(22,224)	-	(22,224)
Administrative expenses paid	(79)	(843)	(922)	(95)	(904)	(999)
Financial expenses paid	-	(6)	(6)	-	-	-
Others - net	3	(259)	(256)	(1,466)	(560)	(2,026)
Net Cash Used in Operating Activities	(20,286)	(6,913)	(27,199)	(119,833)	(17,997)	(137,830)
Net Cash Provided by Investing Activities						
Net sales	20,030	7,744	27,774	116,097	20,086	136,183
Effect of Exchange Rate Changes on Due from Banks	-	-	-	2,990	1	2,991
Net (Decrease) Increase in Due from Banks	(256)	831	575	(746)	2,090	1,344
Due from Banks at Beginning of Period	656	711	1,367	1,315	663	1,978
Due from Banks at End of Period	$ 400	$ 1,542	$ 1,942	$ 569	$ 2,753	$ 3,322

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The United States dollar is the functional and the reporting currency of Japan Special Fund (JSF). The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. An amount of $90 million in the ACCSF account, upon request of Japan, was transferred to the Japan Fund for Poverty Reduction (JFPR). JFPR, established by Japan in May 2000 supporting innovative poverty reduction and related social development activities, is one of the trust funds managed by ADB. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities held as of 30 September 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the monthly average investments held under ACCSF and JSF funds during the nine-month period ended 30 September 2003, including unrealized gains and losses, were 1.58% and 1.43%, respectively (1.47% and 2.18% - 2002).

NOTE C - EQUITY INVESTMENTS

ADB used JSF resources to make equity investments in India in 1990. Commencing May 2001, due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $111,000 as of 30 September 2003 ($106,000 - 31 December 2002).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund transfers as follows:

	30 September	31 December
Amounts Receivable by JSF from:		
ACCSF	$1,595,000	$2,089,000
Cofinanced TA Grant	1,000	100,000
Total	$1,596,000	$2,189,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 102,000	$ 230,000
Technical Assistance Special Fund	-	13,000
Agency Trust Funds	-	105,000
	102,000	348,000
ACCSF to: Japan Special Fund	1,595,000	2,089,000
Total	$1,697,000	$2,437,000

Other liabilities also include unsettled Investment trades in the amount of $25,833,000 (nil - 31 December 2002).

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first three quarters of 2003, an amount of $6,389,000 was thus written back as a reduction in technical assistance ($2,447,000 and $30,000,000 for technical assistance and interest payment assistance, respectively - 2002). Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 September 2003, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $24,964,000 ($26,211,000 - 31 December 2002).

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the regular net assets, as concurred by Japan, in order to optimize the use of JSF.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 14,120	$ 6,300
INVESTMENTS (Note B)	1,349	2,955
PROPERTY, FURNITURE, AND EQUIPMENT	977	1,096
OTHER ASSETS	1,923	1,849
TOTAL	**$ 18,369**	**$ 12,200**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 103	$ 72
ACCOUNTS PAYABLE AND OTHER LIABILITIES	1,577	1,731
UNCOMMITTED BALANCES (ADBISF-2)	16,689	10,397
TOTAL	**$ 18,369**	**$ 12,200**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

		2003 (Unaudited)		2002 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 11,805		$ 9,779
REVENUE				
From other sources - net		13		4
Total		11,818		9,783
EXPENSES				
Administrative expenses	$ 5,853		$ 6,424	
Program expenses	688	6,541	1,219	7,643
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		5,277		2,140
EXCHANGE GAINS		79		24
TRANSLATION ADJUSTMENTS		936		876
INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		6,292		3,040
NET ASSETS AT BEGINNING OF PERIOD		10,397		9,857
NET ASSETS AT END OF PERIOD		**$ 16,689**		**$ 12,897**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,805	$ 9,779
Expenses paid	(6,464)	(7,161)
Others - net	92	33
Net Cash Provided by Operating Activities	5,433	2,651
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment	1,689	(1,301)
Net Cash Provided by (Used in) Investing Activities	1,689	(1,301)
Effect of Exchange Rate Changes on Due from Banks	698	270
Net Increase in Due from Banks	7,820	1,620
Due from Banks at Beginning of Period	6,300	2,161
Due from Banks at End of Period	$ 14,120	$ 3,781

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 30 September 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the monthly average investments held during the nine-month period ended 30 September 2003, including unrealized gains and losses on investments, was 0.003% (0.01% - 2002).